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Filing under Rule 425
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Filer:  Burlington Northern Santa Fe Corporation
Companies that are subject to the filing:
        Canadian National Railway Company
        North American Railways, Inc.
Registration Statement No. 333-94397

[BNSF LOGO APPEARS HERE]                                        NEWS

Contact:  Richard Russack                               FOR IMMEDIATE RELEASE
          (817 352-6425


                   BNSF Files Comments in Response to STB's
                    "Advance Notice of Proposed Rulemaking"

     FORT WORTH, Texas, May 16, 2000 -- Burlington Northern Santa Fe Corporation (NYSE: BNI) (BNSF) today filed its comments in response to the Surface Transportation Board's (STB) "Advance Notice of Proposed Rulemaking" ("ANPR") in Ex Parte No. 582 (Sub-No.1).

     BNSF believes the STB's merger rules do not require significant revision, and the STB can and should complete expeditiously --within four to six months-- its action on any merger rules that should be revised. Furthermore, BNSF said several other issues raised by the ANPR are clearly not merger-related, but instead, they would affect the railroad industry generally and should not be pursued further in these merger rules proceeding.

     BNSF proposes that the STB amend its merger regulations to require that all merger applications include:

     . A Service Integration Plan in addition to the Safety Integration Plan currently prepared by merger applicants;
     .  Performance measures and service guarantees;
     . Assurance by the merging railroads that they possess the ability to obtain the capital necessary to implement fully the filed Service Integration Plan, and to address the capacity necessary to handle any additional traffic the applicants expect to obtain as a result of their merger;
     . Analysis of downstream effects of the merger; and . A commitment to maintain established gateways directly affected by the merger as "open".

     BNSF's response to the ANPR is based on several key themes:

     Service
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        As stated on page 5, a properly-implemented merger of major rail carriers can provide significant benefits to the public and the industry, preserve competition, and enhance the ability of the industry to sustain and improve levels of service to customers.

                                     -more-
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BNSF files comments-page 2

        The rulemaking is intended to address the legitimate concerns of the shipper community, based largely on their experiences with the implementation problems of the UP/SP merger and the division of Conrail assets by CSX and NS. Therefore, BNSF, in its response, proposes targeted changes in the STB's policy and regulations that will help ensure that future rail mergers do not result in repetition of disruptions suffered on UP, CSX and NS. BNSF proposes that evidence submitted with future merger applications provide information about service integration plans for shippers and others.

     Case-by-Case Review
     -------------------
        Even if it were true that a BNSF/CN combination, according to the filing on page 6, would lead inevitably to two transcontinental railroads, this rulemaking proceeding is not the appropriate vehicle to debate the wisdom of such a result as part of national transportation policy. Whether each of the mergers that would be required to produce two transcontinental railroads is in the public interest can only be determined through the case-by-case review of specific merger proposals, if and as they are filed.

     Expedited Rulemaking
     --------------------
        As stated on page 31 of the filing, the STB should not favor or disfavor, as a matter of policy, the various directions in which the North American rail industry may move in the next years - the STB should review carefully the proposals that are presented to it and make its public interest determinations on the basis of factual records in real cases. In short, the STB should adhere to, and reaffirm, in major respects, the farsighted policy that produced a stronger rail industry from the shambles of the pre-Staggers Act industry. BNSF also wants the STB to act expeditiously - within four to six months - on those issues raised by the ANPR that are actually merger-related, so that its rulemaking process does not stifle competition by protecting some railroads from the competition that a merger would produce.

     Replies to comments submitted today to the STB on the ANPR are due June 5, 2000.

     Through its subsidiary, The Burlington Northern and Santa Fe Railway Company, headquartered in Fort Worth, Texas, BNSF operates one of the largest rail networks in North America with 33,500 route miles of track covering 28 states and two Canadian provinces.

     North American Railways, Inc. and CN have filed a registration statement on Form F-4/S-4 with the Securities and Exchange Commission (SEC) in connection with the securities to be issued in the combination. This filing also includes the proxy statement for the shareholders' meetings to be held for approval of the combination. Investors should read this document and other documents filed with the SEC by CN, BNSF, and North American Railways, Inc. about the combination because they contain important information. These documents may be obtained for free at the SEC's Web site, www.sec.gov. Other filings made by
                                         -----------
BNSF on Forms 10-K, 10-Q and 8-K may be obtained for free from the BNSF Corporate Secretary's office, 817-352-6856. For information concerning participants in BNSF's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by BNSF on Schedule 14A under Rule 14a-12.
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